Mail Stop 0308
								August 24, 2005

Mr. Gary P. Fayard
Executive Vice President and Chief Financial Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia  30313

		RE:	The Coca-Cola Company
			Form 10-K for the fiscal year ended December 31,
2004
			Filed March 4, 2005

Dear Mr. Fayard:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nili Shah at (202) 551-3255 or, in her absence, to the undersigned at (202) 551-3841.

							Sincerely,


							Will Choi
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE